                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF AUGUST 2014

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Telecom Italia: Board of Directors examines and approves the Group First Half Financial Report at 30 June 2014

►

REVENUES: 10,551 MILLION EUROS, -6.5% IN ORGANIC TERMS COMPARED WITH H1 2013

►

EBITDA: 4,345 MILLION EUROS, -5.3% IN ORGANIC TERMS COMPARED WITH H1 2013

►

EBIT: 2,225 MILLION EUROS, +2,098 MILLION EUROS COMPARED TO H1 2013 REFLECTING AN IMPAIRMENT LOSS ON GOODWILL AMOUNTING TO 2,187 MILLION EUROS

►

PARENT COMPANY NET PROFIT: 543 MILLION EUROS COMPARED WITH -1,407 MILLION EUROS IN Q1 2013 WHICH REFLECTED THE IMPAIRMENT LOSS ON GOODWILL

►

ADJUSTED NET FINANCIAL DEBT: 27,358 MILLION EUROS, DOWN BY ALMOST 1.5 BILLION EUROS COMPARED TO 30 JUNE 2013. THE NET FINANCIAL DEBT WAS REDUCED BY 171 MILLION EUROS IN THE SECOND QUARTER THANKS TO THE POSITIVE GENERATION OF CASH FLOWS, THEREBY OFFSETTING AGCM ADMINISTRATIVE SANCTIONS OF 105 MILLION EUROS AND THE DISTRIBUTION OF DIVIDENDS FOR 208 MILLION EUROS.

►

LIQUIDITY MARGIN AS OF  30 JUNE 2014: 12.8 BILLION EUROS, ALLOWS MATURITIES TO BE COVERED FOR A PERIOD EXCEEDING THE NEXT 24 MONTHS

►

AN IN-DEPTH ANALYSIS OF THE STRATEGIC OPTIONS IN BRAZIL HAS BEEN DECIDED

►

THE BOD HAS APPOINTED FRANCESCA CORNELLI AS THE LEAD INDEPENDENT DIRECTOR

***

The results of the Second Half of 2014 will be illustrated to the financial community during a conference call scheduled for 12 pm today (Italian time). Journalists may listen to the conference call, without asking questions, by calling: +39 06 33168.

Those unable to connect live may follow the presentation until Wednesday 13 August by calling: +39 06 334843 (access code 671947#).

The presentation Slides, with an opportunity to follow the event in audio streaming, will be available at: www.telecomitalia.com/1H2014/ita.

Telecom Italia Press Office +39 06 3688 2610 www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 www.telecomitalia.com/investorrelations

The Telecom Italia Group First Half Financial Report at 30 June 2014 was drafted in accordance with art. 154–ter (Financial Reporting) of Leg. Decree 58/1998 (Consolidated Finance Law - CFL) and subsequent amendments and supplements and prepared in accordance with the international accounting principles issued by the International Accounting Standards Board and approved by the European Union (defined as "IFRS"), as well as the provisions issued in implementation of art. 9 of Leg. Decree 38/2005.  The First Half Financial Report at 30 June 2014 is submitted to a limited audit. This activity is currently taking place.

The accounting policies and consolidation principles adopted in the preparation of the Condensed Half-Year Consolidated Financial Statements at 30 June 2014 are consistent with those adopted in the Annual Consolidated Financial Statements at 31 December 2013, to which reference can be made, except for the new Principles/Interpretations adopted by the Group starting from 1 January 2014, which had no impact on the Group's Consolidated Financial Statements.

In addition to the conventional financial performance measures contemplated under IFRS, the Telecom Italia Group uses certain alternative performance measures in order to give a clearer picture of the trend of operations and the company's financial position. Specifically, the alternative performance measures refer to: EBITDA; EBIT; organic change in revenues, EBITDA and EBIT; net financial debt carrying amount and adjusted net financial debt. In particular, it should be noted that, as of 2014, Telecom Italia has revised the method for determining the Organic Change in Revenues, EBITDA and EBIT, no longer considering non-organic proceeds/expenses, including non-recurrent ones, in this calculation. The Organic Changes therefore only include the effects of changes in the consolidation area and foreign exchange rate differences. The data for comparative periods have therefore been restated accordingly. Further details regarding these indicators are provided in the annex.

Note that the section "Business Outlook for the 2014 fiscal year", contains forward-looking statements about the Group’s intentions, beliefs and current expectations with regard to its financial results and other aspects of the Group's operations and strategies. Readers of the present press release should not place undue reliance on such forward-looking statements, as final results may differ significantly from those contained in the above-mentioned forecasts owing to a number of factors, the majority of which are beyond the Group’s control.

Milan, 06 August 2014

The Telecom Italia Board of Directors chaired by Giuseppe Recchi yesterday examined and approved the Group’s First Half Financial Report at 30 June 2014.

The H1 2014 continued to be affected by the recessionary tensions in the domestic market, where signs of recovery are still very weak, and a slowdown in economic growth in Latin American countries.

Together with the continuing unfavourable economic scenario, in the telecommunications market the trend of the increased demand for innovative services and the simultaneous drop in traditional services continues. In this context the first signs of cooling and improvement of the competitive dynamics in the domestic Mobile sector was observed, which was however accompanied by a reduction in the average revenues per customer from Mobile, as well as Fixed, traditional services.  To defend the customer base, Telecom Italia continues to offer highly competitive offers on the domestic market, investing a part of the margin to pave the way for the defence and net acquisition of customers, also through the use of innovative fixed–mobile convergent offers supported by new broadband technologies (Fibre and LTE). Results continue to be affected negatively by a number of regulatory dynamics and aspects.

In Brazil, economic growth was modest and the average exchange rate experienced a depreciation of more than 15% compared with the first half of 2013. Against a backdrop of increased competitive pressure, at the end of June the mobile customers market recorded a slowdown compared to the corresponding period of the previous financial year, which did not however compromise the growth of the Brazilian subsidiary.

MAIN VARIATIONS TO THE TELECOM ITALIA GROUP CONSOLIDATION AREA

The following changes occurred in the first half of 2014:

•

Rete A (Business Unit Media): on 30 June 2014 Telecom Italia Media Broadcasting acquired 100% of the company, and as a consequence Rete A became part of the consolidation area of the Group and fully consolidated from 30 June 2014;

•

Trentino NGN S.r.l.: on 28 February 2014, the Telecom Italia Group acquired a controlling stake in the company, therefore the company entered the Group's consolidation area.

The following changes to the consolidation area occurred during 2013:

•

Sofora  - Telecom Argentina group: on 13 November 2013 the Telecom Italia Group accepted the offer to purchase its entire controlling shareholding of the Sofora  - Telecom Argentina Group. As a result the shareholding has been classified under Discontinued operations. Pursuant to IFRS 5 (Non-current assets held for sale and discontinued operations), the economic results of the Sofora - Telecom Argentina group for H1 2014, and for the corresponding periods provided for comparison, are reported in a specific item of the separate income statement called "Profit (loss) from discontinued operations/Non-current assets held for sale", while the financial effects are reported in two separate items of the consolidated statement of financial position; completion of the sale is subject to the suspensive condition of the necessary local authorisations being obtained;

•

MTV-Media Group: on 12 September 2013 Telecom Italia Media completed the sale of 51% of MTV Italia S.r.l. and its wholly owned subsidiary MTV Pubblicità S.r.l.. As a result, these companies have been excluded from the consolidation area;

•

La7 S.r.l. - Media: on 30 April 2013 Telecom Italia Media completed the sale of La7 S.r.l., consequently the company left the consolidation area.

TELECOM ITALIA GROUP

Revenues in H1 2014 amounted to 10,551 million euros, down 11.2% from the 11,888 million euros recorded in H1 2013 (-1,337 million euros). In terms of organic change, calculated by excluding the effect of changes in exchange rates and consolidation area, consolidated revenues were down 6.5% (-730 million euros).

Revenues, broken down by business unit, are as follows:

(million euros)	H1 2014		H1 2013		Changes
		% of total		% of total	absolute	%	% organic

Domestic (*)	7,531	71.4	8,207	69.0	(676)	(8.2)	(8.2)
Core Domestic	7,007	66.4	7,687	64.7	(680)	(8.8)	(8.8)
International Wholesale	601	5.7	596	5.0	5	0.8	1.7
Olivetti	106	1.0	124	1.0	(18)	(14.5)	(14.5)
Brazil	3,009	28.5	3,620	30.5	(611)	(16.9)	(1.8)
Media and Other Assets (*)	31	0.3	88	0.7	(57)
Adjustments and eliminations	(20)	(0.2)	(27)	(0.2)	7
Consolidated total	10,551	100.0	11,888	100.0	(1,337)	(11.2)	(6.5)

  (*)   As of 2014, in addition to Core Domestic and International Wholesale, the Domestic Business Unit also includes the Olivetti group; the comparative period has been amended accordingly.

The EBITDA for H1 2014 amounted to 4,345 million euros down by 356 million euros (-7.6%) compared to the same period of the previous year, with an EBITDA margin of 41.2%, up by 1.7 percentage points (39.5% in H1 2013). In organic terms, the EBITDA is down 242 million euros (-5.3%) compared with the same period of the previous year and the EBITDA margin is up 0.5 percentage points (41.2% in H1 2014 compared with 40.7% in H1 2013).

The following table shows a breakdown of EBITDA and EBITDA margin by business unit:

(million euros)	H1 2014		H1 2013		Changes
		% of total		% of total	absolute	%	% organic

Domestic (*)	3,501	80.6	3,800	80.8	(299)	(7.9)	(7.8)
% of Revenues	46.5		46.3			0.2 pp	0.2 pp
Brazil	840	19.3	919	19.5	(79)	(8.6)	7.9
% of Revenues	27.9		25.4			2.5 pp	2.5 pp
Media and Other Assets (*)	6	0.1	(17)	(0.3)	23
Adjustments and eliminations	(2)	−	(1)	−	(1)
Consolidated total	4,345	100.0	4,701	100.0	(356)	(7.6)	(5.3)
% of Revenues	41.2		39.5			1.7 pp	0.5 pp

 (*)   As of 2014, in addition to Core Domestic and International Wholesale, the Domestic Business Unit also includes the Olivetti group; the comparative period has been amended accordingly.

The EBIT for H1 2014 amounted to 2,225 million euros; whereas in H1 2013 it amounted to 127 million euros and reflected the impact of the impairment loss on Goodwill attributed to the CGU Core Domestic for 2,187 million euros.

The organic change in EBIT is positive for 2,130 million euros; even excluding the mentioned impairment loss on Goodwill, the organic change compared to H1 2013 would be negative by 57 million euros.

Consolidated net profit attributable to Parent Company Shareholders amounted to 543 million euros (-1,407 million euros in the same period of 2013 due to the aforesaid Goodwill impairment loss).

Capex in H1 2014 was 1,707 million euros, down 255 million euros on H1 2013, and breaks down as follows by operational sector:

(million euros)	H1 2014		H1 2013		Change
		% of total		% of total

Domestic (*)	1,177	69.0	1,347	68.7	(170)
Brazil	526	30.8	597	30.4	(71)
Media and Other Assets (*)	4	0.2	18	0.9	(14)
Adjustments and eliminations	−	−	−	−	−
Consolidated total	1,707	100.0	1,962	100.0	(255)
% of Revenues	16.2		16.5		(0.3) pp

(*)   As of 2014, in addition to Core Domestic and International Wholesale, the Domestic Business Unit also includes the Olivetti group; the comparative period has been amended accordingly.

Capex for the Domestic Business Unit dropped by 170 million euros compared with the same period of 2013. This reduction is entirely attributable to the more traditional investment components and led to certain platforms being abandoned and a number of industrial processes being simplified. These savings were partly redirected to developing next-generation networks (LTE and Fibre network, +79 million euros of investment compared with H1 2013) which accounted for 34% of network investments (24% in H1 2013). Furthermore, in H1 2014, as a result of Telecom Italia's new market strategy for bundle mobile telephony plans, the 36 million euros spent on subsidising the purchase of handsets by customers were no longer recorded under intangible investments. For that purpose, in the corresponding period of 2013, 98 million euros were capitalised and amortised over the term of the contract (24 - 30 months).

Capital expenditures for the Brazil Business Unit recorded a decrease of 71 million euros compared to H1 2013. The change reflects a negative exchange rate effect of 91 million euros, without which the increase would have amounted to 20 million euros. The capital expenditures are directed towards the continuous development of infrastructure, in accordance with the objective of improving the quality of service.

The cash flow from operations is positive by 1,044 million euros  (positive by 1,017 million euros in H1 2013) and is affected by the seasonal dynamics of disbursements related to liabilities accrued in the last quarter of the previous financial year.

Adjusted net financial debt as of 30 June 2014 amounted to 27,358 million euros, a fall of 1,455 million euros compared to 30 June 2013. The figure shows an increase of 551 million euros compared with 31 December 2013 (26,807 million euros) as it is affected by the usual dynamics of operational cash flows.

In the second quarter of 2014 the adjusted net financial debt reduced by 171 million euros compared to 31 March 2014 ( 27,529 million euros) thanks to the positive generation of cash flows which, despite the payment of AGCM administrative sanctions – A428 proceedings – of 105 million euros, more than offset the distribution of dividends for 208 million euros.

The liquidity margin as of 30 June 2014 is 12.8 billion euros, (13.6 billion euros as of 31 December 2013) net of 0.3 billion euros relating to Discontinued Operations and consists of 6.3 billion euros in cash (7.1 billion euros as of 31 December 2013) and unused committed credit lines totalling 6.5 billion euros (unchanged with respect to those existing as of 31 December 2013). This margin covers the financial liabilities of the Group falling due over a period exceeding the next 24 months.

Net financial debt carrying amount was equal to 28,837 million euros (27,942 million euros as of 31 December 2013).

Group headcount for the Group as of 30 June 2014, excluding the 16,552 units related to Discontinued Operations, was 65,804, including 53,015 in Italy (65,623 as of 31 December 2013, including 53,155 in Italy).

***

BUSINESS UNIT RESULTS

Figures for Telecom Italia Media as of 30 June 2014 can be found in the press release issued on 29 July 2014, following the Company Board of Directors' meeting.

DOMESTIC

As of 2014, in addition to Core Domestic and International Wholesale, the Domestic Business Unit also includes the Olivetti group. This different representation reflects the commercial and business position of the Olivetti group and the process of integrating its products and services with those offered by Telecom Italia in the domestic market. The data relating to the corresponding period of the previous year was therefore restated accordingly.

Domestic revenues, totalling 7,531 million euros (8,207 million euros in H1 2013), fell by 8.2% both in reported and organic terms.

With an economic outlook that – despite slight improvement – continues to demonstrate structural weakness and in a market context still affected by the decrease due to falling prices, deriving from stiff competition which characterized the previous year (especially on Mobile early in the year), the performance of H1 2014, in terms of change with respect to H1 2013, shows a reduction of 8.2% (-676 million euros), with a performance in the second quarter of -8.2%, almost stable compared to what was seen in the first quarter of 2014 (-8.3%) and in recovery with respect to the full year 2013 (-9.5%).

These revenue reduction dynamics are attributable in particular to the fall in traditional services (voice, messaging, circuit switched data) which was only marginally offset by the development of innovative services, particularly on Fixed-line Broadband, ICT and Mobile Internet.

Highlights:

►

Core Domestic Revenues

Core Domestic revenues amount to 7,007 million euros and fell by 8.8% (7,687 million euros in the first six months of 2013).

The performance of the individual market segments as compared with the same period of 2013 is as follows:

•

Consumer: the revenues of H1 2014 amounted to 3,575 million euros, with a reduction of 416 million euros compared to H1 2013 (-10.4%), an improvement on the early months of 2014 (Q2 2014 -9.2%, Q1 -11.7%). The reduction in revenues can mainly be attributed to the revenues from Mobile services (-276 million euros, equal to -15.3%; Q2 2014: -13.7%, Q1 2014: -16.9%), this fall was recorded following the reduction of ARPU (driven by the strong pressure on prices that characterized the market in 2013), despite an improvement in the competitive performance with the gradual stabilization of the customer base and market share. In particular, a reduction of traditional voice (-232 million euros) and messaging (-65 million euros) services was recorded, only partially offset by the constant growth of mobile Internet Browsing (+40 million euros, +13% compared to H1 2013). Fixed service revenues also fell compared to the first half of 2013 (-145 million euros, -7.1%), entirely attributable to the contraction in voice revenues (-157 million euros), after the reduction in accesses and the contraction of ARPU on outgoing traffic, mainly attributable to a reduction in usage (connected to the substitution effect between fixed and mobile). This reduction was marginally offset by an increase in the revenues from Broadband/Internet services

(+15 million euros, +2,9%) thanks to the maintenance of our market share and the positive trend in ARPU, supported by the higher proportion of customers with flat rate plans and service upgrades (Superinternet and Fibre);

•

Business: the revenues totalled 2,404 million euros, 223 million euros compared to H1 2013 (-8.5%). The fall was due entirely to revenues from services (-253 million euros), including -97 million euros on Mobile (-13.9%) and -162 million euros on Fixed-line (-8.8%). In particular on Mobile, despite the efficiency of the defence actions and the development of the customer base (which in fact grew by 4.9%), a drop in turnover on traditional voice and messaging services was confirmed (-107 million euros compared to the same period of 2013), attributable to a dynamic of redirecting customers on bundle plan formulas with a lower overall level of ARPU. On Fixed-line, cooling demand due to the negative economic situation and a fall in the prices again on traditional voice and data services continues to have a dampening effect;

•

National Wholesale: the Wholesale segment records revenues for H1 2014 amounting to 915 million euros, down by 49 million euros (-5.1%) on the corresponding period of 2013. The reduction can mainly be attributed to the reduction of prices for mobile and fixed termination, the launch of the migration towards IP infrastructural solutions and the drop in prices on national roaming.

►

International Wholesale Revenues

The H1 2014 International Wholesale revenues amounted to 601 million euros, almost stable compared to the corresponding period of 2013 (+5 million euros, +0.8%). The slight increase is mainly related to greater volumes of traffic on Voice services (+15 million euros, +3.5%). Whereas revenues for the IP/Data services were down (-10 million euros, -7.8%) due to the effect of the development of competitive dynamics with a drop in prices. The multinational companies business segment was also slightly down (-2 million euros equal to -7.1%).

►

Olivetti Revenues

The revenues of the Olivetti group in H1 2014 amounted to 106 million euros, down by 18 million euros compared to the same period of 2013 (-14.5%).

This reduction in revenues was affected first of all by the slowdown of foreign sales, following the slow economic recovery (-12 million euros, including -6 million euros in South America, -3 million euros in Europe, and -3 million euros in the Far East, Middle East and Africa). On the Italian market revenues dropped by 6 million euros: the small and medium sized enterprises sector suffered, recording a decrease in revenues of around 2 million euros in the traditional copying and printing sector.

The EBITDA of the Domestic Business Unit in H1 2014 amounted to 3,501 million euros and recorded a reduction of 299 million euros compared to the corresponding period of 2013 (-7.9%, of which 2.4 percentage points can be attributed to the aforementioned different classification of the costs of subsidizing customers for the purchase of handsets), with an EBITDA margin of 46.5%, in slight recovery compared to 2013 (+0.2 percentage point). The result was mainly affected by the reduction in revenues from services (-688 million euros compared to 2013), only partially offset by the efficiency actions obtained through a selective control and containment of operating costs. Note the almost full release of the provisions for risks, set aside in 2009 in view of the alleged administrative offence pursuant to Legislative Decree 231/2001, connected to the  Telecom Italia Sparkle affair (71 million euros).

Q2 2014 also confirmed the operating performance recovery trend of the EBITDA, recorded as early as the second half of 2013, with a decrease of -7.5%, compared to -8.2% recorded in Q1 2014 (excluding the mentioned different classification of the subsidizing costs, the reduction would have been -4.2% and -6.6% respectively).

The H1 2014 EBIT of the Business Unit Domestic is positive and amounts to 1,863 million euros (negative by 172 million euros in H1 2013, due to the effect of the impairment loss on Goodwill of the Cash Generating Unit Core Domestic for 2,187 million euros); the EBITDA margin amounted to 24.7% (-2.1% in H1 2013). The EBIT performance reflects, in addition to the elimination of the mentioned impairment loss on goodwill carried out in H1 2013, the reduction of the EBITDA previously described, partially offset by the reduction of the depreciation and amortisation for 117 million euros and by the capital gains, amounting to around 38 million euros, deriving from the sale by Telecom Italia S.p.A. of a property it owned in Milan, for the amount of 75 million euros.

The organic EBIT of H1 2014 shows a positive change of 2,036 million euros compared to H1 2013 which is calculated excluding the effect of the foreign exchange rate fluctuations for -1 million euros relative to International Wholesale. Also excluding the aforementioned impairment loss on Goodwill from the EBIT of H1 2013, the reduction would amount to 151 million euros (-7,5%).

The headcount, of 53,224 employees, fell by 153 units compared to 31 December 2013.

BRAZIL

(average real/euro exchange rate 3.14956)

The revenues  of the TIM Brasil group in H1 2014 amounted to 9,477 million reais, recording a drop of 1.8% compared with the same period of 2013 (-178 million reais). Revenues from services reached 8,084 million reais, with a reduction of 68 million reais compared to 8,152 million reais in the same period of 2013 (-0.8%). Whereas revenues from product sales reduced from 1,503 million reais in H1 2013 to 1,393 million reais in H1 2014 (-7.3%); this decrease can be attributed to a reduction in the volumes sold only partially offset by an increase in prices.

Mobile ARPU in H1 2014 was 17.6 reais compared to 18.3 reais in the same period of 2013 (-3,8%). The ARPU, like the revenues from services, was affected by a further reduction, starting from February 2014, of the mobile termination rate.

The total number of lines as of 30 June 2014 was 74.2 million, up by 1% compared to 31 December 2013, corresponding to a market share for the lines of 26.9%.

EBITDA of 2,645 million reais was 193 million reais higher than the same period of 2013 financial year (+7.9%). The EBITDA increase was essentially sustained by the lower costs of materials and services partly offset by the higher costs of personnel and other operating costs. The EBITDA margin was 27.9%, up 2.5 percentage points on H1 2013.

EBIT amounted to 1,161 million reais an improvement of 40 million reais on H1 2013. This is explained by the higher contribution of EBITDA, partially offset by increased depreciation and amortisation of 155 million reais (1,485 million reais in H1 2014 compared with 1,330 million reais in H1 2013).

Headcount stood at 12,464 employees (12,140 as of 31 December 2013).

***

EVENTS SUBSEQUENT TO 30 June 2014

2014 Broad-Based Share Ownership Plan

The offer of ordinary shares to employees - for the maximum amount of 54 million shares as approved by the Board of Directors of 6 March 2014 in implementation of the mandate received from the Shareholders' Meeting of 17 April 2013 - took place from 26 June to 10 July 2014 and was subscribed by over 18,000 employees (around 34% of those entitled). The ordinary shares were offered for subscription at a price of 0.84 euros.

On 31 July 2014, 53,911,926 Telecom Italia ordinary shares were issued, equal to 0.40% of the capital for the class.

Following this operation, the overall quantity of Telecom Italia ordinary shares issued is 13,470,955,451 and the share capital of Telecom Italia amounts to 10,723,391,861.60 euros.

Factoring without recourse of tax receivables

On 4 August 2014 Telecom Italia S.p.A. factored tax credits (referring to the “IRES” tax) on a non-recourse basis for an overall nominal amount of around 303 million euros. The Company requested the refund of these receivables, relative to years prior to 2012, pursuant to art. 6 of Legislative Decree 185/2008 and art. 2 of Legislative Decree 214/2001 (as amended by Legislative Decree 16/2012) and posted them in the 2012 financial statements. The factoring agreement provides for payment of a consideration that represents approximately 76% of the face value of the receivables. The factor is Mediocredito Italiano S.p.A., a company of the Intesa Sanpaolo Group. The Mediocredito offer was the best of those received following a complex selection process which involved Italian and foreign financial institutions and investment funds.

The non-recourse factoring will allow Telecom Italia to immediately collect a receivable with long-term collection times and therefore reduce the financial debt for an amount equal to the price of the sale and post the factoring discount in the income statement.

Mediocredito is a related party of Telecom Italia according to the relevant Procedure adopted by the Company. In the meeting of 25 June 2014 the Control and Risks Committee examined and agreed upon the process for selecting the factor. The Committee was then informed of the outcome of the selection on 4 August. As the factoring of tax receivables, in addition to trade receivables factoring with advance payment carried out from 1 January to 31 July 2014, both of them towards companies of the Intesa Sanpaolo group, exceeded the threshold of major importance according to the equivalent value criterion, the obligation arises for the Company to prepare a specific information document, which will be published within the time limits set out in the applicable regulations.

***

OUTLOOK FOR THE 2014 FINANCIAL YEAR

The telecommunications market continues to be characterised by a fall in traditional services (access and voice) compared to an increase in innovative services (broadband and enabled broadband services); it is expected that the combined effect of these phenomena will determine a further overall fall in the domestic market, in any case more moderate than that seen in 2013, and the growth of the Brazil market.

In this context the Telecom Italia Group – as announced in the 2014 – 2016 Plan – will continue to defend its market shares, invest in the development of infrastructures, with a heavy increase in innovative investments destined in particular to Ultra Broadband, in order to maintain revenues from traditional services and promote the growth of revenues from innovative services, in compliance with its financial policies. At the same time the Telecom Italia Group will continue the path of transformation and increasing efficiency in industrial processes aiming for a structural reduction of the running costs even through the simplification of the platforms.

The results of 2014 confirm the improvement of the competitive dynamics in the Mobile sector and an increase in the development of ultra-broadband services. It is important to point out that the domestic market is still experiencing a dilution of the ARPU in traditional services, both Mobile and Fixed, due to a dynamic involving the redirecting of the Customer Base towards bundle plans that will in any case allow – with respect to a short-term reduction in profitability – greater stabilisation of expenditure and churn in the medium to long term. On the Fixed market this dynamic is also dictated by the need to respond, with commercial pricing actions, to competitive pressure which is higher than expected.

Despite these dynamics, which resulted in uncertainty regarding the stability of the Revenues, gradual recovery of the operating performance also through the plans and actions to reduce and contain costs is expected for the current year on the domestic market, in keeping with the forecasts and dynamics of the 2014-2016 three-year Plan of Telecom Italia.

***

BRAZIL

The Board of Directors examined publicly available information on M&A activities underway in Brazil, a core market for the Group. It confirmed the strategic value of the Group's activities in the area, therefore deciding to continue the in-depth examination of the strategic options in Brazil.

***

CORPORATE GOVERNANCE ISSUES

The Board of Directors continued to define its internal organization, adopting special regulations for the functioning of the Control and Risks Committee and the Nomination and Remuneration Committee and with a unanimous vote assigning Director Francesca Cornelli the role of Lead Independent Director. In order to allow rotation among Directors with regard to this responsibility during the Board's three-year mandate, Director Cornelli will remain in office for the sole financial year 2014 and therefore until the next  shareholders' meeting to be called to approve the annual financial reports.
A new procedure for managing sensitive information was also approved.
The new procedure is currently being published on the Company's website, together with the regulations for the functioning for the aforementioned Board committees.

***

The Manager in charge of preparing the accounting and corporate documents, Piergiorgio Peluso, hereby declares, pursuant to subsection 2, Art.154-bis of Italy’s Consolidated Finance Law, that the accounting information contained herein corresponds to the company’s documentation, accounting books and records.

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition related to the Telecom Italia Group.  Such measures, which are also presented in other periodical financial reports (annual and interim), should, however, not be considered as a substitute for those required by IFRS.

The alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

Organic change in Revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation and exchange differences. In particular, please note that, starting from 2014, Telecom Italia has changed the methods for determining the Organic change in Revenues, EBITDA and EBIT not considering more, as in the past, in this calculation the non-organic income/expenses, including those non-recurring; therefore, the Organic changes – as described above - now include only the effects arising from the change in the scope of consolidation and exchange differences. Figures for the comparative periods have been restated accordingly.

Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level); the Organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors. In this press release, is also provided the reconciliation between the “accounting or reported” data and the “comparable” ones.

•

Net Financial Debt: Telecom Italia believes that the Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. In this press release is included a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, in addition to the usual measure (renamed “Net financial debt carrying amount”) is also shown the “Adjusted net financial debt”, which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial liabilities/assets.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross Financial Debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial Assets
C = (A - B)	Net Financial Debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial liabilities/assets
E = (C+D)	Adjusted Net Financial Debt

***

The reclassified Separate Consolidated Income Statements, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position and the Consolidated Statements of Cash Flows as well as the Consolidated Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in the Interim Management Report of the Half-year Financial Report at June 30, 2014 and are unaudited.

Such statements, as well as the Consolidated Net Financial Debt of the Telecom Italia Group, are however consistent with those included in the Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2014.

The accounting policies and consolidation principles adopted in the preparation of the Half-year  Condensed Consolidated Financial Statements at June 30, 2014 have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2013, to which reference can be made, except for the new standards and interpretations adopted by the Group starting from January 1, 2014, the adoption of which had no impact on the Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2014.

Furthermore, please note that the limited review work by our independent auditors on the Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2014 has not yet been completed.

TELECOM ITALIA GROUP  -  SEPARATE CONSOLIDATED INCOME STATEMENTS

(millions of euros)	1st Half 2014	1st Half 2013	Change
			(a-b)
	(a)	(b)	amount	%

Revenues	10,551	11,888	(1,337)	(11.2)
Other income	183	108	75	69.4
Total operating revenues and other income	10,734	11,996	(1,262)	(10.5)
Acquisition of goods and services	(4,557)	(5,298)	741	14.0
Employee benefits expenses	(1,596)	(1,651)	55	3.3
Other operating expenses	(559)	(717)	158	22.0
Change in inventories	43	93	(50)	(53.8)
Internally generated assets	280	278	2	0.7
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	4,345	4,701	(356)	(7.6)
Depreciation and amortization	(2,154)	(2,305)	151	6.6
Gains (losses) on disposals of non-current assets	35	(82)	117	-
Impairment reversals (losses) on non-current assets	(1)	(2,187)	2,186	-
Operating profit (loss) (EBIT)	2,225	127	2,098	-
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(5)	−	(5)	-
Other income (expenses) from investments	15	2	13	-
Finance income	865	1,418	(553)	(39.0)
Finance expenses	(2,111)	(2,398)	287	12.0
Profit (loss) before tax from continuing operations	989	(851)	1,840	-
Income tax expense	(417)	(543)	126	23.2
Profit (loss) from continuing operations	572	(1,394)	1,966	-
Profit (loss) from Discontinued operations/Non-current assets held for sale	260	170	90	52.9
Profit (loss) for the period	832	(1,224)	2,056	-
Attributable to:
Owners of the Parent	543	(1,407)	1,950	-
Non-controlling interests	289	183	106	57.9

TELECOM ITALIA GROUP  -  CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

In accordance with IAS 1 (Presentation of Financial Statements) here below are presented the Consolidated Statements of Comprehensive Income, including the Profit (loss) for the period, as shown in the Separate Consolidated Income Statements, and  all non-owner changes in equity.

(millions of euros)		1st Half	1st Half
		2014	2013

Profit (loss) for the period	(a)	832	(1,224)
Other components of the Consolidated Statement of Comprehensive Income:
Other components that will not be reclassified subsequently to Separate Consolidated Income Statement
Remeasurements of employee defined benefit plans (IAS19):
Actuarial gains (losses)		(129)	3
Income tax effect		35	(2)
	(b)	(94)	1
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	−
Income tax effect		−	−
	(c)	−	−
Total other components that will not be reclassified subsequently to Separate Consolidated Income Statement	(d=b+c)	(94)	1
Other components that will be reclassified subsequently to Separate Consolidated Income Statement
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		41	(31)
Loss (profit) transferred to Separate Consolidated Income Statement		(15)	1
Income tax effect		(7)	6
	(e)	19	(24)
Hedging instruments:
Profit (loss) from fair value adjustments		(61)	(472)
Loss (profit) transferred to Separate Consolidated Income Statement		(99)	277
Income tax effect		45	55
	(f)	(115)	(140)
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		28	(620)
Loss (profit) on translating foreign operations transferred to Separate Consolidated Income Statement		−	−
Income tax effect		−	−
	(g)	28	(620)
Share of other comprehensive income (loss) of associates and joint ventures accounted for using the equity method:
Profit (loss)		−	1
Loss (profit) transferred to Separate Consolidated Income Statement		−	−
Income tax effect		−	−
	(h)	−	1
Total other components that will be reclassified subsequently to Separate Consolidated Income Statement	(i=e+f+g+h)	(68)	(783)
Total other components of the Consolidated Statement of Comprehensive Income	(k=d+i)	(162)	(782)
Total comprehensive income (loss) for the period	(a+k)	670	(2,006)
Attributable to:
Owners of the Parent		567	(1,925)
Non-controlling interests		103	(81)

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(millions of euros)		6/30/2014	12/31/2013	Change
		(a)	(b)	(a-b)

Assets
Non-current assets
Intangible assets
Goodwill		30,062	29,932	130
Other intangible assets		6,109	6,280	(171)
		36,171	36,212	(41)
Tangible assets
Property, plant and equipment owned		12,356	12,299	57
Assets held under finance leases		862	920	(58)
		13,218	13,219	(1)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		35	65	(30)
Other investments		44	42	2
Non-current financial assets		1,603	1,256	347
Miscellaneous receivables and other non-current assets		1,769	1,607	162
Deferred tax assets		962	1,039	(77)
		4,413	4,009	404
Total Non-current assets	(a)	53,802	53,440	362
Current assets
Inventories		416	365	51
Trade and miscellaneous receivables and other current assets		6,271	5,389	882
Current income tax receivables		45	123	(78)
Current financial assets
Securities other than investments, financial receivables and other current financial assets		1,618	1,631	(13)
Cash and cash equivalents		4,983	5,744	(761)
		6,601	7,375	(774)
Current assets sub-total		13,333	13,252	81
Discontinued operations /Non-current assets held for sale
of a financial nature		405	657	(252)
of a non-financial nature		2,636	2,871	(235)
		3,041	3,528	(487)
Total Current assets	(b)	16,374	16,780	(406)
Total Assets	(a+b)	70,176	70,220	(44)

(millions of euros)		6/30/2014	12/31/2013	Change
		(a)	(b)	(a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		17,475	17,061	414
Non-controlling interests		3,157	3,125	32
Total Equity	(c)	20,632	20,186	446
Non-current liabilities
Non-current financial liabilities		32,505	31,084	1,421
Employee benefits		1,026	889	137
Deferred tax liabilities		315	234	81
Provisions		720	699	21
Miscellaneous payables and other non-current liabilities		755	779	(24)
Total Non-current liabilities	(d)	35,321	33,685	1,636
Current liabilities
Current financial liabilities		4,913	6,119	(1,206)
Trade and miscellaneous payables and other current liabilities		8,004	8,649	(645)
Current income tax payables		48	20	28
Current liabilities sub-total		12,965	14,788	(1,823)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature		28	27	1
of a non-financial nature		1,230	1,534	(304)
		1,258	1,561	(303)
Total Current Liabilities	(e)	14,223	16,349	(2,126)
Total Liabilities	(f=d+e)	49,544	50,034	(490)
Total Equity and liabilities	(c+f)	70,176	70,220	(44)

TELECOM ITALIA GROUP - CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euros)		1st Half	1st Half
		2014	2013

Cash flows from operating activities:
Profit (loss) from continuing operations		572	(1,394)
Adjustments for:
Depreciation and amortization		2,154	2,305
Impairment losses (reversals) on non-current assets (including investments)		6	2,188
Net change in deferred tax assets and liabilities		231	441
Losses (gains) realized on disposals of non-current assets (including investments)		(35)	81
Share of losses (profits) of associates and joint ventures accounted for using the equity method		5	−
Change in provisions for employee benefits		(16)	(5)
Change in inventories		(50)	(84)
Change in trade receivables and net amounts due from customers on construction contracts		(465)	104
Change in trade payables		(532)	(944)
Net change in current income tax receivables/payables		104	4
Net change in miscellaneous receivables/payables and other assets/liabilities		(329)	(67)
Cash flows from (used in) operating activities	(a)	1,645	2,629
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(691)	(938)
Purchase of tangible assets on an accrual basis		(1,016)	(1,024)
Total purchase of intangible and tangible assets on an accrual basis		(1,707)	(1,962)
Change in amounts due to fixed asset suppliers		(354)	(599)
Total purchase of intangible and tangible assets on a cash basis		(2,061)	(2,561)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		(8)	−
Acquisitions/disposals of other investments		(1)	−
Change in financial receivables and other financial assets		(330)	308
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		−	(118)
Proceeds from sale/repayments of intangible, tangible and other non-current assets		76	45
Cash flows from (used in) investing activities	(b)	(2,324)	(2,326)
Cash flows from financing activities:
Change in current financial liabilities and other		516	(1,403)
Proceeds from non-current financial liabilities (including current portion)		3,022	1,571
Repayments of non-current financial liabilities (including current portion)		(3,377)	(2,676)
Share capital proceeds/reimbursements (including subsidiaries)		−	−
Dividends paid		(208)	(495)
Changes in ownership interests in consolidated subsidiaries		−	−
Cash flows from (used in) financing activities	(c)	(47)	(3,003)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)	(349)	113
Aggregate cash flows	(e=a+b+c+d)	(1,075)	(2,587)
Net cash and cash equivalents at beginning of the period	(f)	6,296	7,397
Net foreign exchange differences on net cash and cash equivalents	(g)	(1)	(104)
Net cash and cash equivalents at end of the period	(h=e+f+g)	5,220	4,706

Additional Cash Flow information

(millions of euros)		1st Half	1st Half
		2014	2013

Income taxes (paid) received		(49)	(104)
Interest expense paid		(2,266)	(1,649)
Interest income received		1,239	561
Dividends received		5	2

Analysis of Net Cash and Cash Equivalents

(millions of euros)		1st Half	1st Half
		2014	2013

Net cash and cash equivalents at beginning of the period
Cash and cash equivalents - from continuing operations		5,744	6,947
Bank overdrafts repayable on demand – from continuing operations		(64)	(39)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		616	489
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		6,296	7,397
Net cash and cash equivalents at end of the period
Cash and cash equivalents - from continuing operations		4,983	4,191
Bank overdrafts repayable on demand – from continuing operations		(30)	(87)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale		267	602
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale		−	−
		5,220	4,706

TELECOM ITALIA GROUP - NET FINANCIAL DEBT

(millions of euros)	6/30/2014	12/31/2013	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	23,984	23,514	470
Amounts due to banks, other financial payables and liabilities	7,483	6,470	1,013
Finance lease liabilities	1,038	1,100	(62)
	32,505	31,084	1,421
Current financial liabilities (*)
Bonds	1,448	2,513	(1,065)
Amounts due to banks, other financial payables and liabilities	3,287	3,413	(126)
Finance lease liabilities	178	193	(15)
	4,913	6,119	(1,206)
Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale	28	27	1
Total Gross financial debt	37,446	37,230	216
Non-current financial assets
Securities other than investments	(6)	(6)	−
Financial receivables and other non-current financial assets	(1,597)	(1,250)	(347)
	(1,603)	(1,256)	(347)
Current financial assets
Securities other than investments	(1,366)	(1,348)	(18)
Financial receivables and other current financial assets	(252)	(283)	31
Cash and cash equivalents	(4,983)	(5,744)	761
	(6,601)	(7,375)	774
Financial assets relating to Discontinued operations/Non-current assets held for sale	(405)	(657)	252
Total financial assets	(8,609)	(9,288)	679
Net financial debt carrying amount	28,837	27,942	895
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(1,479)	(1,135)	(344)
Adjusted Net Financial Debt	27,358	26,807	551
Breakdown as follows:
Total adjusted gross financial debt	34,989	35,280	(291)
Total adjusted financial assets	(7,631)	(8,473)	842
(*) of which current portion of medium/long-term debt:
Bonds	1,448	2,513	(1,065)
Amounts due to banks, other financial payables and liabilities	2,842	2,938	(96)
Finance lease liabilities	178	193	(15)

TELECOM ITALIA GROUP  -  INFORMATION BY OPERATING SEGMENTS

Starting from 2014, the Domestic Business Unit includes, in addition to Core Domestic and International Wholesale, also the Olivetti group. This different presentation reflects the commercial and business placement of the Olivetti group and the process of integrating the products and services offered by the Olivetti group as complements to those offered by Telecom Italia in the domestic market. Accordingly, the figures for the corresponding periods of the previous year have been restated on a consistent basis.

DOMESTIC

(millions of euros)	1st Half 2014	1st Half 2013	Change
			amount	%	% organic
Revenues	7,531	8,207	(676)	(8.2)	(8,2)
EBITDA	3,501	3,800	(299)	(7.9)	(7,8)
EBITDA margin	46.5	46.3		0.2pp	0,2pp
EBIT	1,863	(172)	2,035
EBIT margin	24.7	(2.1)		26.8pp	26,8pp
Headcount at period-end (number)	53,224	(1) 53,377	(153)	(0.3)

(1) Headcount at December 31, 2013

Core Domestic

(millions of euros)	1st Half 2014	1st Half 2013	Change
			amount	%
Revenues	7,007	7,687	(680)	(8.8)
Consumer	3,575	3,991	(416)	(10.4)
Business	2,404	2,627	(223)	(8.5)
National Wholesale	915	964	(49)	(5.1)
Other	113	105	8	7.6
EBITDA	3,365	3,731	(366)	(9.8)
EBITDA margin	48.0	48.5		(0.5)pp
EBIT	1,773	(193)	1.966
EBIT margin	25.3	(2.5)		27.8pp
Headcount at period-end (number)	51,944	(1) 51,954	(10)	-

(1) Headcount at December 31, 2013

International Wholesale

(millions of euros)	1st Half 2014	1st Half 2013	Change
			amount	%	% organic
Revenues	601	596	5	0.8	1.7
of which third parties	469	438	31	7.1	8.3
EBITDA	156	96	60	62.5	66.0
EBITDA margin	26.0	16.1		9.9pp	10.1pp
EBIT	106	45	61
EBIT margin	17.6	7.6		10.0pp	10.2pp
Headcount at period-end (number) (2)	648	(1) 741	(93)	(12.6)

(1) Headcount at December 31, 2013

(2) Includes employees with temp work contracts: 4 employees at June 30,2014 (4 at December 31, 2013).

Olivetti

(millions of euros)	1st Half 2014	1st Half 2013	Change
			amount	%
Revenues	106	124	(18)	(14.5)
EBITDA	(15)	(23)	8	34.8
EBITDA margin	(14.2)	(18.5)		4.3pp
EBIT	(17)	(25)	8	32.0
EBIT margin	(16.0)	(20.2)		4.2pp
Headcount at period-end (number) (2)	632	(1) 682	(50)	(7.3)

(1) Headcount at December 31, 2013

(2) Includes employees with temp work contracts: 4 employees at June 30,2014 (zero at December 31, 2013).

   ***

BRAZIL
	(millions of euros) (millions of reais)
	Change
	1st Half 2014 (a)	1st Half 2013 (b)	1st Half 2014 (c)	1st Half 2013 (d)	amount (c-d)	% (c-d/d)
Revenues	3,009	3,620	9,477	9,655	(178)	(1.8)
EBITDA	840	919	2,645	2,452	193	7.9
EBITDA margin	27.9	25.4	27.9	25.4		2.5pp
EBIT	369	420	1,161	1,121	40	3.6
EBIT margin	12.3	11.6	12.3	11.6		0.7pp
Headcount at period-end (number)			12,464	(1) 12,140	324	2.7

(1) Headcount at December 31, 2013

   ***

TELECOM ITALIA GROUP  -  RECONCILIATION BETWEEN REPORTED DATA AND ORGANIC DATA

REVENUES – reconciliation of organic data

(millions of euros)	1st Half	1st Half	Change
	2014	2013
			amount	%

HISTORICAL REVENUES	10,551	11,888	(1,337)	(11.2)
Foreign currency financial statements translation effect		(560)	560	-
Changes in the scope of consolidation		(47)	47	-
COMPARABLE REVENUES	10,551	11,281	(730)	(6.5)

EBITDA – reconciliation of organic data

(millions of euros)	1st Half	1st Half	Change
	2014	2013
			amount	%

HISTORICAL EBITDA	4,345	4,701	(356)	(7.6)
Foreign currency financial statements translation effect		(143)	143	-
Changes in the scope of consolidation		29	(29)	-
COMPARABLE EBITDA	4,345	4,587	(242)	(5.3)

EBIT – reconciliation of organic data

(millions of euros)	1st Half	1st Half	Change
	2014	2013
			amount	%

HISTORICAL EBIT	2,225	127	2,098	-
Foreign currency financial statements translation effect		(65)	65	-
Changes in the scope of consolidation		33	(33)	-
COMPARABLE EBIT	2,225	95	2,130	-

TELECOM ITALIA GROUP – DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

Revolving Credit Facility and term loan

In the table below are shown the composition and the drawdown of the committed credit lines available as of June 30, 2014:

(billions of euros)	6/30/2014		12/31/2013
	Committed	Utilized	Committed	Utilized

Revolving Credit Facility – due August 2014	8.0	1.5	8.0	1.5
Total	8.0	1.5	8.0	1.5

We remind that on May 24, 2012 Telecom Italia extended for the amount of 4 billion euros the Revolving Credit Facility of 8 billion euros maturing in August 2014 (“RCF 2014”) through a Forward Start Facility which will come into effect in August 2014 and will mature in May 2017.

Furthermore, we remind that on March 25, 2013 Telecom Italia extended of further 3 billion euros the same RCF 2014 through another Forward Start Facility which will come into effect in August 2014 and will mature in March 2018.

Finally, Telecom Italia has a bilateral standby credit facility expiring August 3, 2016 for the amount of 100 million euros with Banca Regionale Europea, totally utilized.

Bonds

With reference to the evolution of the bonds during the first half 2014, we point out as follows:

(millions of original currency)	Currency	Amount	Issue date

New issues
Telecom Italia S.p.A. 1,000 million euros 4.500% due 1/25/2021	Euro	1,000	1/23/2014
Telecom Italia S.p.A. 1,500 million USD 5.303% due 5/30/2024	USD	1,500	5/30/2014

(millions of original currency)	Currency	Amount	Repayment date

Repayments
Telecom Italia S.p.A. 284 million euros 7.875% (1)	Euro	284	1/22/2014
Telecom Italia S.p.A. 750 million euros 7.750% (2)	Euro	750	3/3/2014
Telecom Italia S.p.A. 501 million euros 4.750% (3)	Euro	501	5/19/2014
Telecom Italia Capital S.A. 779 million USD 6.175% (4)	USD	779	6/18/2014

(1)

Net of 216 million euros repurchased by the company during 2012.

(2)

Telecom Italia decided to exercise the right to redeem in advance the bonds according to a change of methodology of the rating agency that entails a reduction of the equity content initially assigned to the instrument, according to the Condition 6.5 (Early Redemption following a Rating Methodology Event) of the bond terms.

(3)

Net of 249 million euros repurchased by the company during the years 2008, 2012 and 2014.

(4)

Net of 221 million USD repurchased by Telecom Italia S.p.A. during 2013.

On March 18, 2014, Telecom Italia S.p.A. successfully closed the tender offer for the buyback of four own notes maturing between May 2014 and March 2016, repurchasing a total nominal amount of 599 million euros.

The details of the repurchased notes are the following:

Bond Title	Principal amount outstanding prior to the Tender Offer (euros)	Principal amount repurchased (euros)	Buyback price

Telecom Italia S.p.A. 750 million euros, due May 2014, coupon 4.75%	556,800,000	56,150,000	100.700%
Telecom Italia S.p.A. 750 million euros, due June 2015, coupon 4.625%	750,000,000	172,299,000	104.370%
Telecom Italia S.p.A. 1 billion euros, due January 2016, coupon 5.125%	1,000,000,000	228,450,000	106.587%
Telecom Italia S.p.A. 850 million euros, due March 2016, coupon 8.25%	850,000,000	142,020,000	112.913%

The Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, amounted 195 million euros (nominal value) as of June 30, 2014 and decreased by 3 million euros in comparison with December 31, 2013 (198 million euros).

The nominal amount of repayment, net of the Group’s bonds buyback, related to the bonds expiring in the following 18 months as of June 30, 2014 issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.) totals 2,269 million euros with the following detail:

•

387 million euros, due September 30, 2014;

•

578 million euros, due June 16, 2015;

•

560 million euros, due October 1, 2015;

•

120 million euros, due November 23, 2015;

•

624 million euros, due December 29, 2015.

The bonds issued by the Telecom Italia Group do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets. Consequently, for example, there are commitments not to use the company’s assets as collateral for loans (“negative pledges”).

With reference to the loans received by Telecom Italia S.p.A. (“Telecom Italia”) from the European Investment Bank (“EIB”), following the downgrade by Moody’s of Telecom Italia to Ba1 on October 8, 2013 and the downgrade by Standard & Poor’s to BB+ on November 14, 2013, an agreement with the Bank was signed on March 25, 2014 which resulted in the following: (i) on the loans maturing in 2018 and 2019 totaling 600 million euros, a reduction in the cost of funding from the Bank in exchange for Telecom Italia setting up new guarantees - given by banks and parties approved by the EIB - applying the related charges; (ii) on the 200 million euros in loans backed by SACE, no increases in costs were requested; and (iii) on the remaining loans, totaling 1,700 million euros, an increase in costs. Furthermore, a new clause was added to loans of 300 million euros with the direct risk of Telecom Italia S.p.A., maturing in 2017, stating that if Telecom Italia's rating from at least two rating agencies drops below BB+/Ba1 and the residual life of the loan exceeds one year, the Company must set up additional guarantees in favor of the EIB.

The estimated impacts of the new agreement with the EIB have been quantified overall as an increase in average annual finance expenses of approximately 7.5 million euros.

After the agreement, in April 2014 the new guarantees requested were set up and a new fully-secured loan for 100 million euros was signed. As a result, as at June 30, 2014, the nominal amount of outstanding loans amounted to € 2,600 million euros, of which 500 million euros at direct risk and 2,100 million euros secured.

EIB loans not secured by bank guarantees for a nominal amount equal to 500 million euros only need to apply the following covenant:

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in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract, or, only for certain loan contracts, the EIB shall have the option to demand the immediate repayment of the loan (should the merger, demerger or contribution of a business segment outside the Group compromise the Project execution or cause a prejudice to EIB in its capacity as creditor).

EIB loans secured by bank or approved parties guarantees for a nominal amount of 2,100 million euros must apply the following covenants:

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“Inclusion clause” (provided for in the agreement signed on August 5, 2011 for an amount of 100 million euros, in the three agreements signed on September 26, 2011 for a total amount of 200 million euros, in the agreement signed on February 7, 2013 for an amount of 300 million euros, and in the agreement signed on April 8, 2014 for an amount of 100 million euros) under which in the event Telecom Italia commits to uphold in other loan contracts financial covenants which are not present or are stricter than those granted to the EIB, then the EIB will have the right to request the providing of guarantees or the modification of the loan contract in order to envisage an equivalent provision in favor of the EIB. The prevision in question does not apply to subsidized loans until the remaining total amount of principal is above 500 million euros;

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“Network Event” (contemplated in the 300 million euro loan and in the 100 million euro loan guaranteed by SACE, both dated February 7, 2013, as well as the 100 million euro loan dated April 8, 2014) according to which, against the disposal of the entire fixed network or of a substantial part of it (in any case more than half in quantitative terms) in favor of third parties or in case of disposal of the controlling stake of the company in which the network or a substantial part of it has previously been transferred, Telecom Italia shall immediately inform EIB, which shall have the option of requiring the provision of guarantees or amendment of the loan contract or an alternative solution.

The syndicated bank credit lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interests, etc.) which would oblige the Company to repay the outstanding loan if the covenants are not observed. Mechanisms are established for adjusting the cost of funding in relation to Telecom Italia's credit rating.

The syndicated credit lines contain the usual other types of covenants, including the commitment not to use the Company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the Company unless specific conditions exist (e.g. the sale takes place at fair market value). Covenants with basically the same content are also found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control. With regard to financing relationships:

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Multi-currency revolving credit facility (“MRCF”) (8,000,000,000 euros) due August 1, 2014. The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified.

The provisions regarding change of control are similar to those in the syndicated Forward Start Facilities that  enter into force upon expiry of the MRCF on August 1, 2014, and specifically:

o

Revolving Credit Facility (“RCF 2017”) signed on May 24, 2012 for 4 billion euros and expiring on May 24, 2017; and

o

Revolving Credit Facility (“RCF 2018”) signed on March 25, 2013 for 3 billion euros and expiring on March 26, 2018.

In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement (a) with 2/3 of the Lenders of the MCRF, the facility will cease to be effective and Telecom Italia will be required to repay any sum disbursed to it (currently equal to 1,500,000,000 euros) or (b) with a single bank in the RCF 2017 and RCF 2018, the bank with which an agreement is not reached may request repayment of the amount disbursed and elimination of the amount relating to its commitment. Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders’ agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories;

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Bonds:

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fixed rate guaranteed subordinated equity-linked mandatory convertible bonds, convertible into Telecom Italia S.p.A.ordinary shares, issued by Telecom Italia Finance S.A. (the “Issuer”) and guaranteed by Telecom Italia S.p.A. (the “Guarantor”). The trust deed established that if there is a change of control, the Issuer must provide immediate notification of this to the Trustee and the bondholders, and the bondholders will have the right to convert their bonds into ordinary shares of the guarantor within the following 60 days. Acquisition of control is not considered to have taken place if the control is acquired (i) by shareholders of the Guarantor who at the date of signature of the agreement held, directly or indirectly, more than 13% of the voting rights in shareholders' meetings of the Guarantor, or (ii) of the parties to the Telco shareholders' agreement dated February 29, 2012 and amended on September 24, and November 12, 2013, or (iii) by a combination of parties belonging to the two categories;

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the regulations covering the bonds issued under the EMTN Programme by both Olivetti and Telecom Italia and bonds denominated in U.S. dollars typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or of the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

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Contracts with the European Investment Bank (EIB). The total nominal amount is 2.6 billion euros:

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The contracts signed by Telecom Italia with the EIB, for an amount of 1.9 billion euros, carry the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital. Whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project, the bank has the right to ask Telecom Italia to provide guarantees or modify the contract or find an alternative solution. Should Telecom Italia not comply with the requests of EIB, the bank has the right to terminate the contract;

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the contracts signed by Telecom Italia with the EIB in 2011, 2013 and in 2014, for an amount of 800 million euros, carry the obligation of promptly informing the bank about changes involving its bylaws or shareholder structure. Failure to communicate this information to the bank shall result in the termination of the contract. With regard to the contracts in question, a change of control is generated if a subject or group of subjects acting in concert acquires control of Telecom Italia, or of the entity that, directly or indirectly, controls Telecom Italia. No change of control is held to exist in the event control is acquired, directly or indirectly (i) by any shareholder of Telecom Italia that at the date of the contract holds, directly or indirectly, at least 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. or Mediobanca S.p.A. or their subsidiaries. Under the assumption that there is a change in control, the bank has the right to ask for the early repayment of the loan;

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Loan contracts in general: the outstanding loans generally contain a commitment by Telecom Italia – whose breach is an Event of Default – not to implement mergers, demergers or transfer of business, involving entities outside the Group. Such Event of Default may entail, upon request of the Lender, the early redemption of the drawn amounts and/or the annulment of the undrawn commitment amounts;

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Senior Secured Syndicated Facility. The contract, which was signed in October 2011 by BBVA Banco Francés and Tierra Argentea S.A. (a wholly-owned subsidiary of the Telecom Italia Group) for a facility of 312,464,000 Argentine pesos, provided for the repayment of the loan in 2016. As a result of a First Prepayment and Waiver Agreement Agreement dated March 6, 2013, a Second Prepayment and Waiver Agreement dated January 15, 2014, a Third Prepayment and Waiver Agreement dated February 28, 2014 and a Final Prepayment and Waiver Agreement dated March 31, 2014, the loan was fully repaid on March 31, 2014 and there are no guarantees or contractual covenants of any type bearing on the Telecom Italia Group.

Furthermore, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

We finally underline that, as of June 30, 2014, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

TELECOM ITALIA GROUP - EFFECTS OF NON-RECURRING EVENTS AND TRANSACTIONS ON EACH ITEM OF THE SEPARATE CONSOLIDATED INCOME STATEMENTS

In accordance with Consob communication DME/RM/9081707 dated September 16, 2009, the impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	1st Half	1st Half
	2014	2013

Operating revenues and other income:
Other income	72	−
Acquisition of goods and services, other operating expenses, change in inventories:
Sundry expenses	−	(85)
Employee benefits expenses:
Restructuring expenses	−	(21)
Other operating expenses:
Sundry expenses	(1)	−
Impact on Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	71	(106)
Gains (losses) on disposals of non-current assets:
Gains on disposals of non-current assets	38	−
Losses on disposals of non-current assets	−	(105)
Impairment reversals (losses) on non-current assets:
Impairment loss on Core Domestic goodwill	−	(2,187)
Impact on EBIT - Operating profit (loss)	109	(2,398)
Other income (expenses) from investments:
Valuation of investment in Trentino NGN S.r.l. at fair value	11	−
Impact on profit (loss) before tax from continuing operations	120	(2,398)
Income taxes on non-recurring items	(17)	6
Other Income (expenses) relating to Discontinued operations	(2)	3
Impact on profit (loss) for the period	101	(2,389)

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the six months ended June 30, 2014 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      August 6th, 2014

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Umberto Pandolfi
                                                  ---------------------------------
                                                      Umberto Pandolfi
                                                      Company Manager